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                                                                                                        EXHIBIT 11
               CBI INDUSTRIES, INC. AND SUBSIDIARIES
              COMPUTATION OF EARNINGS PER COMMON SHARE
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                                                                    Three Months            Nine Months
Thousands of dollars and shares, except per share amounts           Ended September 30,     Ended September 30,
                                                                       1995       1994         1995        1994
Primary Earnings Per Common Share
  Net income to common shareholders                                     $7,673     $7,871      $27,733     $28,107
  Weighted average number of common shares outstanding                  38,276     37,913       38,184      37,795
  Primary net income per common share                                    $0.20      $0.20        $0.73       $0.74


Fully Diluted Earnings Per Common Share
  Net income to common shareholders                                     $7,673     $7,871      $27,733     $28,107
  Add back expenses included in net income that pertain to ESOP
    Series C preferred dividends                                         1,967      2,035        5,928       6,153
    Common dividends on unallocated reverted shares                        -            7          -            31
    Company contributions (after utilization of common dividends
      of $203, $202, $607, $608 charged to retained earnings)            2,240      1,981        6,828       6,004
    ESOP debt amortization                                                 -         (212)         -          (636)
    Tax effect included in net income related to debt service           (1,714)    (1,551)      (5,187)     (4,696)
  Net income adjusted to exclude ESOP debt service                      10,166     10,131       35,302      34,963

Adjustments to reflect the servicing of ESOP debt (required for this calculation), based on the assumption all Series C preferred shares were converted to common shares:
    Common dividends on unallocated reverted shares                        -          (23)         -           (83)
    Company contribution (after utilization of common dividends
     of $820, $822, $2,483, $2,487 charged to retained earnings)        (3,590)    (3,375)     (10,880)    (10,226)
    ESOP debt amortization                                                 -          212          -           636
    Tax effect included in net income related to debt service            1,591      1,406        4,809       4,258
Fully diluted net income to common shareholders                         $8,167     $8,351      $29,231     $29,548

Weighted average number of common shares outstanding                    38,276     37,913       38,184      37,795
Add common stock equivalents of stock option plan                           84        111           84         111
Add common stock equivalents of Series C preferred shares                5,227      5,175        5,227       5,175
Fully diluted weighted average number of common shares outstanding      43,587     43,199       43,495      43,081
Fully diluted net income per common share                                $0.19      $0.20        $0.67       $0.69

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